UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 5)*

                           MCLEODUSA INCORPORATED
------------------------------------------------------------------------------
                              (Name of Issuer)

              CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                582266 10 2
------------------------------------------------------------------------------
                               (CUSIP Number)

FRIED, FRANK, HARRIS,             FORSTMANN LITTLE & CO. SUBORDINATED DEBT
  SHRIVER & JACOBSON                    & EQUITY MANAGEMENT BUYOUT
ONE NEW YORK PLAZA                      PARTNERSHIP-VI, L.P.
NEW YORK, NY 10004                FORSTMANN LITTLE & CO. SUBORDINATED DEBT
ATTN: STEPHEN FRAIDIN, ESQ.             & EQUITY MANAGEMENT BUYOUT
(212) 859-8000                          PARTNERSHIP-VII, L.P.
                                  FORSTMANN LITTLE & CO. EQUITY
                                        PARTNERSHIP-V, L.P.
                                  FORSTMANN LITTLE & CO. SUBORDINATED DEBT
                                        & EQUITY MANAGEMENT BUYOUT
                                        PARTNERSHIP-VIII, L.P.
                                  FORSTMANN LITTLE & CO. EQUITY
                                        PARTNERSHIP-VII, L.P.
                                  THEODORE J. FORSTMANN
                                  THOMAS H. LISTER
                                        C/O FORSTMANN LITTLE & CO.
                                        767 FIFTH AVENUE
                                        NEW YORK, NY  10153
                                        ATTN:  MR. WINSTON W. HUTCHINS
                                        (212) 355-5656

        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)



                              OCTOBER 30, 2002
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.  582266102                                    Page 2 of 7

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        THEODORE J. FORSTMANN

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

        PF

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               2,382,297

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             2,382,297

                10. SHARED DISPOSITIVE POWER

                        0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,382,297

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.4%

14. TYPE OF REPORTING PERSON*

        IN

This Amendment No. 5, filed on behalf of Forstmann Little & Co. Subordinated Debt & Equity Management Buyout Partnership-VI, L.P., a Delaware limited partnership ("MBO-VI"), Forstmann Little & Co. Subordinated Debt & Equity Management Buyout Partnership-VII, L.P., a Delaware limited partnership ("MBO-VII"), Forstmann Little & Co. Equity Partnership-V, L.P., a Delaware limited partnership ("Equity-V" and, together with MBO-VI and MBO-VII, the "FL Partnerships"), Forstmann Little & Co. Subordinated Debt & Equity Management Buyout Partnership-VIII, L.P., a Delaware limited partnership ("MBO-VIII"), Forstmann Little & Co. Equity Partnership-VII, L.P., a Delaware limited partnership ("Equity-VII"), Theodore J. Forstmann ("Mr. Forstmann") and Thomas H. Lister ("Mr. Lister" and, together with the FL Partnerships, MBO-VIII, Equity-VII and Mr. Forstmann, the "Reporting Persons"), amends and supplements the Schedule 13D filed on behalf of the FL Partnerships with the Securities and Exchange Commission on September 22, 1999 (as amended by Amendment No. 1 filed on October 2, 2001, Amendment No. 2 filed on December 7, 2001, Amendment No. 3 filed on February 4, 2002 and Amendment No. 4 filed on April 22, 2002, the "Schedule 13D"), relating to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of McLeodUSA Incorporated, a Delaware corporation ("McLeodUSA"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.


ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

Item 3 is hereby amended to add the following at the end thereof:

     The total amount of funds used by Mr. Forstmann to purchase the 210,000 shares of Class A Common Stock and the 403,378 shares of 2.5% Series A Convertible Preferred Stock of McLeodUSA (the "Series A Preferred Stock") purchased for his own account was $841,818.20. These funds were obtained from the personal funds of Mr. Forstmann.


ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

Clause (vi) (entitled "Theodore J. Forstmann") of Item 5 is hereby amended to read as follows:

     (vi) Theodore J. Forstmann:

     (a) Amount Beneficially Owned:

     Mr. Forstmann directly owns 210,000 shares of Class A Common Stock and 403,378 shares of Series A Preferred Stock which are presently convertible into 1,991,047 shares of Class A Common Stock. In addition, Mr. Forstmann directly owns options to purchase shares of Class A Common Stock, of which 181,250 have vested and are presently exercisable for 181,250 shares of Class A Common Stock at a price of $1.11 per share.

     The shares of Class A Common Stock and Series A Preferred Stock directly owned by Mr. Forstmann, together with the shares of Class A Common Stock for which the options directly owned by Mr. Forstmann are presently exercisable, represent approximately 1.4% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 162,499,986 shares of Class A Common Stock outstanding as of August 8, 2002 as disclosed by McLeodUSA in its Form 10-Q for the quarterly period ended June 30, 2002.

     (b) Assuming conversion of the shares of Series A Preferred Stock and exercise of the vested options, the number of shares as to which Mr. Forstmann has:

          (i)    sole power to vote or to direct the vote - 2,382,297.

          (ii)   shared power to vote or to direct the vote -- None.

          (iii)  sole power to dispose or to direct the disposition of -
                 2,382,297.

          (iv)   shared power to dispose or to direct the disposition of --
                 None.

     (c) During the past 60 days, Mr. Forstmann purchased the following shares of Class A Common Stock and Series A Preferred Stock, all in open market transactions:

Purchase Date   Number of Shares     Number of Shares of      Per Share Purchase
-------------   ----------------     -------------------      ------------------
                  of Class A       Series A Preferred Stock         Price
                  ----------       ------------------------         -----
                 Common Stock
                 ------------
--------------------------------------------------------------------------------
   10/28/02         80,000                                          $0.32
--------------------------------------------------------------------------------
   10/29/02         80,000                                          $0.35
--------------------------------------------------------------------------------
                    20,000                                          $0.34
--------------------------------------------------------------------------------
   10/30/02         20,000                                          $0.37
--------------------------------------------------------------------------------
                    10,000                                          $0.36
--------------------------------------------------------------------------------
                                           300,000                  $1.93
--------------------------------------------------------------------------------
                                            53,378                  $1.90
--------------------------------------------------------------------------------
                                            50,000                  $1.80
--------------------------------------------------------------------------------

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 1, 2002

                                   FORSTMANN LITTLE & CO. SUBORDINATED DEBT
                                   AND EQUITY MANAGEMENT BUYOUT
                                   PARTNERSHIP-VI, L.P.

                                   By:  FLC XXIX Partnership, L.P.,
                                        its general partner


                                   By:  /s/ Winston W. Hutchins
                                        ---------------------------------
                                        Winston W. Hutchins,
                                        a general partner


                                   FORSTMANN LITTLE & CO. SUBORDINATED DEBT
                                   AND EQUITY MANAGEMENT BUYOUT
                                   PARTNERSHIP-VII, L.P.

                                   By:  FLC XXXIII Partnership, L.P.,
                                        its general partner


                                   By:  /s/ Winston W. Hutchins
                                        ---------------------------------
                                        Winston W. Hutchins,
                                        a general partner


                                   FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-
                                   V, L.P.

                                   By:  FLC XXX Partnership, L.P.,
                                        its general partner


                                   By:  /s/ Winston W. Hutchins
                                        ---------------------------------
                                        Winston W. Hutchins,
                                        a general partner



                                   FORSTMANN LITTLE & CO. SUBORDINATED DEBT
                                   AND EQUITY MANAGEMENT BUYOUT
                                   PARTNERSHIP-VIII, L.P.

                                   By:  FLC XXXIII Partnership, L.P.,
                                        its general partner


                                   By:  /s/ Winston W. Hutchins
                                        ---------------------------------
                                        Winston W. Hutchins,
                                        a general partner


                                   FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-
                                   VII, L.P.

                                   By:  FLC XXXII Partnership, L.P.,
                                        its general partner


                                   By:  /s/ Winston W. Hutchins
                                        ---------------------------------
                                        Winston W. Hutchins,
                                        a general partner

                                   /s/ Theodore J. Forstmann
                                   -----------------------------
                                   Theodore J. Forstmann

                                   /s/ Thomas H. Lister
                                   -----------------------------
                                   Thomas H. Lister